7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES

UNAUDITED 2012 Fourth QUARTER and full year

FINANCIAL RESULTS

•             Fourth quarter net revenues rose 27.6% year-over-year to RMB696.0 million, exceeding guidance.

•             Fourth quarter adjusted EBITDA rose 24.1% year-over year to RMB146.4 million.

•             109 net hotels added in fourth quarter to a total of 1,345 hotels in operation.

•             Total transaction value1, a measure of total room revenue generated from all hotels, reached RMB5,585.7 million in 2012, an increase of 50.4% year-over-year.

•             401 net hotels added in the full year 2012.

GUANGZHOU, CHINA – March 11, 2013 - 7 Days Group Holdings Limited (“7 Days Group” or the “Company”) (NYSE: SVN), a leading and fast growing national economy hotel chain based in China, today announced its unaudited financial results for the fourth quarter and full year 2012.

Fourth Quarter 2012 Financial Highlights

•	Total net revenues for the fourth quarter 2012 increased by 27.6% year-over-year to RMB696.0 million (US$111.7 million)[2].
•	Income from operations for the fourth quarter 2012 was RMB51.1 million (US$8.2 million), compared to RMB34.9 million in the fourth quarter 2011. Non-GAAP income from operations for the quarter was RMB56.3 million (US$9.0 million), compared to RMB44.5 million for the same period in 2011.
•	EBITDA for the fourth quarter was RMB141.2 million (US$22.7 million), an increase of 30.3% year-over-year from RMB108.4 million for the same period in 2011. Adjusted EBITDA for the quarter was RMB146.4 million (US$23.5 million), an increase of 24.1% year-over-year. EBITDA margin was 20.3% compared to 19.9% in the same period in 2011. Adjusted EBITDA margin was 21.0%, compared to 21.6% in the prior year period.
•	Net income attributable to the Company’s ordinary shareholders for the quarter was RMB37.9 million (US$6.1 million), compared to RMB35.2 million for the same period in 2011. Non-GAAP net income attributable to the Company’s ordinary shareholders for the quarter was RMB43.1 million (US$6.9 million), representing a year-over-year decrease of 3.8%.

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1Definition of total transaction value: total room revenue from leased-and-operated hotels and managed hotels. The metric is highlighted as an indicator of the scale and reach of 7 Days’ brands.

2The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States Dollars is solely for the convenience of the reader. RMB amounts included in this press release have been translated into U.S. dollars at the exchange rate of December 31, 2012 as set forth in the H.10 statistical release of the Federal Reserve Board, which was US$1.00 = RMB6.2301. No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on December 31, 2012.

1

•	Basic and diluted earnings per ADS3 were RMB0.77 (US$0.12) and RMB0.77 (US$0.12) respectively. Non-GAAP basic and diluted earnings per ADS were RMB0.88 (US$0.14) and RMB0.88 (US$0.14), respectively.
•	Net operating cash inflow was RMB154.5 million (US$24.8 million), compared to RMB106.1 million in the same period in 2011.

Full Year 2012 Financial Highlights

•	Total net revenues for the full year 2012 increased by 27.6% year-over-year to RMB2,557.2 million (US$410.5 million).
•	Income from operations for 2012 was RMB240.3 million (US$38.6 million), compared to RMB151.1 million in 2011. Non-GAAP income from operations increased by 37.4% to RMB267.4 million (US$42.9 million) from RMB194.6 million in 2011.
•	EBITDA for the full year 2012 was RMB581.3 million (US$93.3 million), an increase of 41.0% year-over-year from RMB412.1 million in 2011. Adjusted EBITDA was RMB608.4 million (US$97.7 million), an increase of 33.5% year-over-year compared to RMB455.6 million in 2011. EBITDA margin was 22.7% compared to 20.6% in 2011. Adjusted EBITDA margin was 23.8% compared to 22.7% in 2011.
•	Net income attributable to the Company’s ordinary shareholders for 2012 was RMB176.0 million (US$28.3 million), compared to RMB128.9 million in the previous year. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB203.2 million (US$32.6 million), representing a year-over-year increase of 17.9%.
•	Basic and diluted earnings per ADS were RMB3.55 (US$0.57) and RMB3.54 (US$0.57), respectively. Non-GAAP basic and diluted earnings per ADS were RMB4.10 (US$0.66) and RMB4.09 (US$0.66), respectively.
•	Net operating cash inflow was RMB572.5 million (US$91.9 million), compared to RMB457.5 million in 2011.

Fourth Quarter and Full Year 2012 Operational Highlights

•	Added 109 net hotels, comprising 32 net leased-and-operated hotels and 77 net managed hotels in the fourth quarter 2012.
•	Added 401 net hotels, comprising 81 net leased-and-operated hotels and 320 net managed hotels in the full year 2012.
•	As of December 31, 2012, 7 Days Group had 1,345 hotels in operation, consisting of 492 leased-and-operated hotels and 853 managed hotels, representing a total of 133,497 rooms covering 208 cities.
•	As of December 31, 2012, there were a total of 223 hotels in the pipeline, including 21 leased-and-operated hotels under conversion and 202 managed hotels contracted but not yet opened.
•	For the fourth quarter 2012, occupancy rates for leased-and-operated hotels, managed hotels and all hotels were 79.2%, 77.4% and 78.1%, respectively, compared to 86.4%, 80.0% and 82.8%, respectively, in the fourth quarter 2011.

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3Each ADS represents 3 of the Company’s ordinary shares.

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•	For the full year 2012, the occupancy rates for leased-and-operated hotels, managed hotels and overall occupancy rates were 82.9%, 80.3% and 81.3%, respectively, compared to 87.9%, 81.5% and 84.6%, respectively, in 2011. The year-over-year decrease in occupancy rates in the full year 2012 was primarily a result of the impact from the macro economic situation.
•	RevPAR4 for leased-and-operated hotels in the fourth quarter 2012 was RMB133.4, compared to RMB143.3 in the same period in 2011. RevPAR for managed hotels for the period was RMB121.9, compared to RMB123.5 for the same period in 2011. For the full year 2012, RevPAR for all hotels decreased to RMB131.5 from RMB136.2 in 2011; while RevPAR for leased-and-operated hotels and managed hotels was RMB138.3 and RMB126.9, respectively, compared to RMB146.0 and RMB127.0, respectively, in the full year 2011.
•	As of December 31, 2012, the number of 7 Days Club members was approximately 52.9 million, a 57% increase from 33.8 million as of December 31, 2011.

Recent Business Developments:

Mr. Yuezhou Lin, 7 Days Group’s Chief Executive Officer and Director, commented, "We are pleased to report a strong fourth quarter with financial results exceeding our guidance, concluding a solid year of steady strategic and operational progress. With our healthy pipeline and increasing economies of scale, we expect to maintain our fast expansion pace in 2013, which we believe will further solidify our position as the market leader in the economy hotel industry."

On February 28, 2013, 7 Days Group announced it entered into a definitive Agreement and Plan of Merger with various parties pursuant to which Keystone Lodging Company Limited will acquire 7 Days Group for US$4.60 per ordinary share or US$13.80 per American Depositary Share, each representing three ordinary shares (“ADSs”), through the merger of its wholly owned acquisition subsidiary, Keystone Lodging Acquisition Limited, with and into 7 Days Group, with 7 Days Group continuing as the surviving corporation and a wholly owned subsidiary of Keystone Lodging Company Limited (the “Merger”). The consideration to be paid in the Merger represents a 30.6% premium over the closing price of US$10.57 per ADS as quoted by the New York Stock Exchange on September 25, 2012, the last trading day prior to 7 Days Group’s announcement on September 26, 2012 that it had received a “going private” proposal, and implies an equity value for 7 Days Group of approximately US$688 million, on a fully diluted basis.

For detailed information, please refer to the Company’s news release on February 28, 2013 at the Company’s website (http://en.7daysinn.cn).

Fourth Quarter 2012 Unaudited Financial Results

Gross revenues. Gross revenues for the fourth quarter 2012 were RMB736.4 million (US$118.2 million), representing a year-over-year increase of 27.3% from RMB578.5 million in the fourth quarter 2011 and an increase of 1.7% from RMB724.3 million in the third quarter 2012.

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4RevPAR represents revenue per available room

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Gross revenues from leased-and-operated hotels. Gross revenues from leased-and-operated hotels for the fourth quarter 2012 amounted to RMB648.4 million (US$104.1 million), representing a 22.9% increase from RMB527.6 million in the fourth quarter 2011 and an increase of 0.3% from RMB646.3 million in the third quarter 2012.

Gross revenues from managed hotels. Gross revenues from managed hotels for the fourth quarter 2012 increased by 72.9% to RMB88.0 million (US$14.1 million) from RMB50.9 million in the same period in 2011, and increased by 12.9% from RMB77.9 million in the third quarter 2012. During the fourth quarter 2012, the Company opened 77 net managed hotels.

Total net revenues. Total net revenues for the fourth quarter 2012 totaled RMB696.0 million (US$111.7 million), representing a year-over-year increase of 27.6% from RMB545.6 million in fourth quarter 2011 and a quarter-over-quarter increase of 1.8% from RMB683.4 million in the third quarter 2012, primarily resulting from the continued growth in the number of hotels in operation.

Hotel operating costs. Hotel operating costs for the fourth quarter 2012 were RMB560.6 million (US$90.0 million), or 80.5% of total net revenues, compared with 77.5% of total net revenues in the fourth quarter 2011 and 75.7% of total net revenues in the third quarter 2012.

Sales and marketing expenses. Sales and marketing expenses for the fourth quarter 2012 were RMB31.7 million (US$5.1 million), or 4.6% of total net revenues, compared with 3.4% of total net revenues in the same period of 2011 and 2.8% in the third quarter 2012. The quarter-over-quarter increase in sales and marketing expenses was due to business development activities and associated media and brand promotions at the year end and slightly increased advertising expenses and sales commissions during the fourth quarter 2012.

General and administrative expenses. General and administrative expenses for the fourth quarter 2012 were RMB52.6 million (US$8.4 million), or 7.6% of total net revenues, compared to RMB69.5 million, or 12.7% of total net revenues in the same period of 2011, and RMB57.6 million, or 8.4% of total net revenues in the third quarter 2012. The year-over-year decrease in general and administrative expenses was primarily due to the decreased impairment loss for property and equipment as well as decreased share-based compensation expenses.

Accordingly, total operating costs and expenses amounted to RMB644.9 million (US$103.5 million), representing 92.7% of total net revenues, compared to 93.6% of total net revenues in the same period of 2011 and 86.9% in the third quarter 2012.

Income from operations. Income from operations for the fourth quarter 2012 was RMB51.1 million (US$8.2 million), compared to RMB34.9 million in the fourth quarter 2011 and RMB89.6 million in the third quarter 2012. Non-GAAP income from operations was RMB56.3 million (US$9.0 million), compared to RMB44.5 million for the same period of 2011 and RMB96.8 million in the third quarter 2012.

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EBITDA. EBITDA for the fourth quarter was RMB141.2 million (US$22.7 million), an increase of 30.3% year-over-year from RMB108.4 million for the same period in 2011. Adjusted EBITDA for the quarter was RMB146.4 million (US$23.5 million) an increase of 24.1% year-over-year. EBITDA margin was 20.3% compared to 19.9% in the same period in 2011. Adjusted EBITDA margin was 21.0% compared to 21.6% in the prior year period.

Interest expense. Interest expense for the fourth quarter 2012 was RMB2.9 million, (US$0.5 million) compared to RMB4.6 million for the same period of 2011 and RMB5.2 million in the third quarter 2012.

Income tax expense. Income tax expense for the fourth quarter 2012 was RMB13.8 million (US$2.2 million), compared to RMB2.5 million in the same period of 2011 and RMB25.0 million in the third quarter 2012.

Net income attributable to 7 Days Group Holdings Limited ordinary shareholders. Net income attributable to 7 Days Group Holdings Limited ordinary shareholders was RMB37.9 million (US$6.1 million) in the fourth quarter 2012, compared to RMB35.2 million in the fourth quarter 2011 and RMB63.6 million in the third quarter 2012.

Non-GAAP net income. Non-GAAP net income was RMB43.1 million (US$6.9 million), compared to Non-GAAP net income of RMB44.8 million for the fourth quarter 2011 and Non-GAAP net income of RMB70.8 million in the third quarter 2012.

Basic and diluted earnings per ADS. Basic and diluted earnings per ADS were RMB0.77 (US$0.12) and RMB0.77 (US$0.12), respectively, for the fourth quarter 2012, compared to basic and diluted earnings per ADS of RMB0.70 in the fourth quarter 2011 and basic and diluted earnings per ADS of RMB1.29 in the third quarter 2012. Non-GAAP basic and diluted earnings per ADS were RMB0.88 (US$0.14) and RMB0.88 (US$0.14), respectively, for the fourth quarter 2012, compared to non-GAAP basic and diluted earnings per ADS of RMB0.90 and RMB0.89, respectively, in the same period of 2011 and basic and diluted earnings per ADS of RMB1.44 and RMB1.43, respectively, in the third quarter 2012.

Cash and pledged bank deposits. As of December 31, 2012, the Company had cash and pledged bank deposits of RMB382.3 million (US$61.4 million), representing a quarter-over-quarter decrease of 1.6% from RMB388.6 million as of September 30, 2012 and a year-over-year decrease of 25.5% from RMB513.1 million as of December 31, 2011, respectively.

Operating cash flow. Net operating cash inflow for the fourth quarter 2012 was RMB154.5million (US$24.8 million), representing an increase of 45.5% from RMB106.1 million in the fourth quarter 2011.

Full Year 2012 Unaudited Financial Results

Gross revenues. Gross revenues for the full year 2012 were RMB2,709.4 million (US$434.9 million), representing a year-over-year increase of 27.3% from RMB2,127.9 million in the full year 2011.

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Gross revenues from leased-and-operated hotels. Gross revenues from leased-and-operated hotels for 2012 amounted to RMB2,409.8 million (US$386.8 million), representing a 25.0% increase from RMB1,927.5 million in 2011. During 2012, the Company opened 81 net leased-and-operated hotels.

Gross revenues from managed hotels. Gross revenues from managed hotels for 2012 increased by 49.5% to RMB299.6 million (US$48.1 million) from RMB200.4 million in 2011. During 2012, the Company opened 320 net managed hotels.

Total net revenues. Total net revenues for 2012 were RMB2,557.2 million (US$410.5 million), representing a year-over-year increase of 27.6% from RMB2,003.4 million in the full year 2011, primarily resulting from the continued growth in the number of hotels in operation.

Hotel operating costs. Hotel operating costs for 2012 were RMB2,033.5 million (US$326.4 million), or 79.5% of total net revenues, compared with 79.5% of total net revenues in 2011.

Sales and marketing expenses. Sales and marketing expenses for 2012 totaled RMB82.1 million (US$13.2 million), or 3.2% of total net revenues, compared with 2.5% of total net revenues in 2011. The year-over-year increase in sales and marketing expenses was due to business development activities and associated media and brand promotions at the year end and increased advertising expenses and sales commissions during 2012.

General and administrative expenses. General and administrative expenses for 2012 were RMB201.3 million (US$32.3 million), or 7.9% of total net revenues, compared to RMB209.8 million, or 10.5% of total net revenues in 2011. The year-over-year decrease in general and administrative expenses was a result of decreased impairment loss for property and equipment as well as decreased share-based compensation expenses in 2012.

Accordingly, total operating costs and expenses were RMB2,316.9 million (US$371.9 million), representing 90.6% of total net revenues, compared to 92.5% of total net revenues in 2011.

Income from operations. Income from operations for 2012 was RMB240.3 million (US$38.6 million), compared to RMB151.1 million in 2011. Non-GAAP income from operations was RMB267.4 million (US$42.9 million), compared to RMB194.6 million for 2011.

EBITDA. EBITDA was RMB581.3 million (US$93.3 million), an increase of 41.0% year-over-year from RMB412.1 million in 2011. Adjusted EBITDA was RMB608.4 million (US$97.7 million) an increase of 33.5% year-over-year. EBITDA margin was 22.7% compared to 20.6% in 2011. Adjusted EBITDA margin was 23.8% compared to 22.7% in 2011.

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Interest expense. Interest expense for the full year 2012 was RMB21.5 million (US$3.4 million) compared to RMB7.2 million for 2011.

Income tax expense. Income tax expense for 2012 was RMB67.5 million (US$10.8 million), compared to RMB36.3 million in the full year 2011.

Net income attributable to 7 Days Group Holdings Limited ordinary shareholders. Net income attributable to 7 Days Group Holdings Limited ordinary shareholders was RMB176.0 million (US$28.3 million) in the full year 2012, compared to RMB128.9 million in 2011.

Non-GAAP net income. Non-GAAP net income was RMB203.2 million (US$32.6 million), compared to Non-GAAP net income of RMB172.4 million in 2011.

Basic and diluted earnings per ADS. Basic and diluted earnings per ADS were RMB3.55 (US$0.57) and RMB3.54 (US$0.57), respectively, for the full year 2012, compared to basic and diluted earnings per ADS of RMB2.58 and RMB2.56 for 2011, respectively. Non-GAAP basic and diluted earnings per ADS were RMB4.10 (US$0.66) and RMB4.09 (US$0.66), respectively, for the full year 2012, compared to non-GAAP basic and diluted earnings per ADS of RMB3.45 and RMB3.43 in the full year 2011.

Operating cash flow. Net operating cash inflow for the full year 2012 was RMB572.5 million (US$91.9million), representing an increase of 25.1% from RMB457.5 million in 2011.

Guidance

The Company expects to generate total net revenues in the range of RMB620 million to RMB635 million in the first quarter 2013 and full year 2013 total net revenues to grow 15% to 18% over the full year 2012. For the full year 2013, the Company expects to open 360 new hotels, including 50 leased-and-operated hotels and 310 managed hotels. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

7 Days Group Holdings Limited senior management will host a conference call at 10:00 pm (Eastern) / 7:00 pm (Pacific) Monday, March 11, 2013, which is 10:00 am (Beijing) on Tuesday, March 12, 2013 to discuss its fourth quarter and full year 2012 financial results and recent business activity. The conference call may be accessed by calling the following numbers:

China:	800 8190 121
Hong Kong:	852 2475 0994
US Toll Free:	1 866 519 4004
US New York:	1 718 354 1231
International:	65 6723 9381
Passcode:	7Days

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A live webcast of the conference call and replay will be available on the investor relations page of 7 Days Group’s website at http://en.7daysinn.cn/.

A telephone replay will be available shortly after the call. The dial-in details are as follows:

US:	1 855 452 5696
International:	61 2 8199 0299
Conference ID number:	97171556

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Use of Non-GAAP Financial Measures

To supplement 7 Days Group's unaudited financial results presented in accordance with U.S. GAAP, the Company has used the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission (the “SEC”) to report its financial results:

-- Non-GAAP income from operations represents income from operations reported in accordance with GAAP, excluding share-based compensation expense.

-- Non-GAAP net income represents net income reported in accordance with GAAP, excluding share-based compensation expense.

-- Non-GAAP earnings per ADS represents non-GAAP net income divided by the number of ADS used in computing basic and diluted earnings per ADS.

-- EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income and expense, provision for income taxes, depreciation and amortization.

-- Adjusted EBITDA represents EBITDA, excluding share-based compensation expense.

The Company believes EBITDA is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions, if any, and income taxes. In addition, 7 Days Group believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of its financial performance. Given the significant investments that 7 Days Group has made in the past in property and equipment, depreciation and amortization expense comprises a meaningful portion of its cost structure. 7 Days Group believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains the Company considers to be outside the ordinary course of its business. 7 Days Group also calculates Adjusted EBITDA excluding share-based compensation expense. The Company prepares its financial statements in accordance with GAAP and, accordingly, expenses its employee share options. Since share-based compensation expenses are non-cash expenses, the Company believes excluding them from its calculation of EBITDA allows it to provide investors with a more useful tool for assessing its operating and financial performance.

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The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, such as property and equipment, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of its results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of the Company’s liquidity. The Company compensates for these limitations by providing the relevant disclosure of its depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures, share-based compensation expense and other relevant items both in its reconciliations to the GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the Company’s performance. The terms EBITDA and Adjusted EBITDA are not defined under GAAP, and EBITDA and Adjusted EBITDA are not measures of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing the Company’s operating and financial performance, investors should not consider this data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, the Company’s EBITDA and Adjusted EBITDA may not be comparable to EBITDA or Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and Adjusted EBITDA in the same manner as the Company does.

For reasons same to the use of EBITDA and Adjusted EBITDA described above, the Company has also reported net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis, excluding share-based compensation expenses in the relevant period. These non-GAAP operating measures are useful for understanding and assessing the Company’s underlying business performance and operating trends and the Company expects to report net income, basic and diluted earnings per ADS and income from operations on a non-GAAP basis using a consistent method on a quarterly basis going forward.

7 Days Group believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing 7 Days Group’s financial performance and liquidity and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the periods set forth in the tables at the end of this release.

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Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and including, among other things, 7 Days Group’s revenue guidance for the first quarter and the full year 2012 and business forecast for 2012 including the expected number of hotel to be opened (including the breakdown of expected new leased-and-operated hotels and new managed hotels), Company’s business strategies, its ability to offer consistent and high-quality accommodations and services at an affordable price, its ability to leverage economies of scale and its ability to achieve strict cost controls and to deliver continued growth. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, the Company’s operating results for any period are impacted significantly by the mix of leased-and-operated hotels and managed hotels in its chain, causing the Company’s operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: uncertainties associated with factors typically affecting the lodging industry, including changes in economic conditions, adverse weather conditions, natural disasters or outbreaks of serious contagious diseases in markets where the Company has a presence; uncertainties regarding the Company’s ability to respond to competitive pressures; uncertainties regarding the Company’s ability to manage its expected growth; uncertainties regarding the Company’s ability to continue its growth and achieve profitability; risks associated with the Company’s limited operating history and historical operating losses; uncertainties regarding the Company’s ability to fund its working capital needs; uncertainties regarding its ability to successfully and timely identify, secure or operate additional hotel properties. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2010 Annual Report on Form 20-F filed with the SEC on May 4, 2011, which is available on the SEC’s website at www.sec.gov. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of the Company’s 2010 Annual Report on Form 20-F. The Company’s results of operations for the fourth quarter and the full year of 2011 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely be changed, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

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Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when the annual financial statements are prepared and audit work is performed for the year end audit, which could result in significant differences from this unaudited financial information.

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Contacts:

Investor Contact:

Vivian Chen, Investor Relations Director
7 Days Group Holdings Limited
+86-20-8922-5858

IR@7daysinn.cn

Investor Relations (US):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +1 (212) 889-4350

7DaysInn@taylor-rafferty.com

Investor Relations (HK):

Candy Cheung, Senior Consultant

Taylor Rafferty

+852 3196 3712
7DaysInn@taylor-rafferty.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

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7 Days Group Holdings Limited
Consolidated balance sheet information
	Quarter Ended
	31/Dec/11	30/Sep/12	31/Dec/12
	RMB' 000	RMB' 000	RMB' 000	US$'000
ASSETS
Current assets:
Cash	493,256	385,070	378,809	60,803
Pledged bank deposits	19,852	3,484	3,443	553
Short-term investment	10,000	-	-	-
Accounts receivable	7,881	16,870	17,015	2,731
Prepaid rent	152,629	173,112	171,370	27,507
Other prepaid expenses and current assets	52,550	69,433	77,608	12,457
Hotel supplies	47,371	51,904	56,591	9,083
Amounts due from related parties	-	87	87	14
Deferred tax assets	19,842	19,144	26,222	4,209
Total current assets	803,381	719,104	731,145	117,357
Property and equipment, net	1,701,431	1,851,653	1,970,763	316,329
Rental deposits	69,861	90,731	90,824	14,578
Land use right	24,044	23,581	23,426	3, 760
Prepaid rent	73,419	63,822	71,088	11,410
Intangible assets, net	30,426	27,272	26,221	4,209
Goodwill	61,041	61,041	61,041	9,798
Other non-current assets	500	-	-	-
Deferred tax assets	46,096	62,615	62,513	10, 034
Total assets	2,810,199	2,899,819	3,037,021	487,475
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	249,592	247,871	300,240	48,192
Bills payable	16,009	13,182	11,475	1,842
Short-term bank borrowings	334,686	71,000	130,015	20,869
Accrued expenses and other payables	418,308	477,603	511,800	82,150
Amounts due to related parties	333	1,850	2,601	417
Income taxes payable	25,509	36,947	25,617	4,112
Total current liabilities	1,044,437	848,453	981,748	157,582
Long-term bank borrowings	-	178,975	121,381	19,483
Accrued lease payment	206,113	238,642	256,472	41,167
Unfavorable lease contract liability	7,812	7,305	7,136	1,145
Refundable deposits	15,823	15,050	14,850	2,384
Deferred revenue	770	608	-	-
Deferred rebate income	6,663	5,984	5,727	919
Borrowings from related parties	1,388	892	752	121
Income taxes payable	6,644	6,644	3,317	532
Deferred tax liabilities	4,565	2,935	7,527	1,208
Total liabilities	1,294,215	1,305,488	1,398,910	224,541
Equity:
Ordinary shares	141,080	141,133	141,317	22,683
Treasury stock	-	(67,137)	(67,137)	(10,776)
Additional paid-in capital	1,623,275	1,638,948	1,649,880	264,824
Accumulated other comprehensive income	330	1,136	(721)	(116)
Accumulated deficit	(238,348)	(100,203)	(62,303)	(10,001)
Total 7 Days Group Holdings Limited share holders’ equity	1,526,337	1,613,877	1,661,036	266,614
Non-controlling interests	(10,353)	(19,546)	(22,925)	(3,680)
Total equity	1,515,984	1,594,331	1,638,111	262,934
Total liabilities and equity	2,810,199	2,899,819	3,037,021	487,475

13

7 Days Group Holdings Limited

Unaudited Consolidated Statements of Income and Comprehensive Income

	Quarter Ended				Year Ended
	Dec 31	Sep 30	Dec 31		Dec 31	Dec 31
	2011	2012	2012		2011	2012
	RMB'000	RMB'000	RMB'000	US$'000	RMB'000	RMB'000	US$'000
Total Revenues	578,481	724,252	736,385	118,198	2,127,938	2,709,356	434,881
Leased-and-operated hotels	527,609	646,330	648,427	104,080	1,927,537	2,409,805	386,800
Managed hotels	50,872	77,922	87,958	14,118	200,401	299,551	48,081
Less: Business tax and surcharges	(32,852)	(40,854)	(40,355)	(6,477)	(124,560)	(152,171)	(24,425)
Net revenues	545,629	683,398	696,030	111,721	2,003,378	2,557,185	410,456

Operating costs and expenses
Hotel operating costs	(422,878)	(517,129)	(560,637)	(89,988)	(1,593,260)	(2,033,508)	(326,400)
Rental expenses	(152,923)	(179,513)	(190,645)	(30,601)	(571,351)	(707,692)	(113,592)
Staff cost	(88,794)	(100,887)	(114,169)	(18,325)	(317,374)	(406,623)	(65,267)
Depreciation and amortization	(66,961)	(80,602)	(84,790)	(13,610)	(241,020)	(314,189)	(50,431)
Hotel supplies	(25,967)	(35,800)	(40,439)	(6,491)	(97,452)	(135,112)	(21,687)
Utilities	(35,618)	(47,744)	(46,554)	(7,472)	(145,468)	(190,030)	(30,502)
Other	(52,615)	(72,583)	(84,040)	(13,489)	(220,595)	(279,862)	(44,921)
Sales and marketing expenses	(18,336)	(19,059)	(31,702)	(5,089)	(49,222)	(82,116)	(13,181)
General and administrative expenses	(69,542)	(57,596)	(52,555)	(8,436)	(209,786)	(201,271)	(32,306)

Total operating costs and expenses	(510,756)	(593,784)	(644,894)	(103,513)	(1,852,268)	(2,316,895)	(371,887)
Income from operations	34,873	89,614	51,136	8,208	151,110	240,290	38,569

Other income (expenses)
Interest income	2,350	1,716	800	128	6,224	7,887	1,266
Interest expense	(4,627)	(5,221)	(2,875)	(461)	(7,212)	(21,459)	(3,444)
Equity income (loss) of an affiliate	-	-	-	-	120	-	-
Income before income tax	32,596	86,109	49,061	7,875	150,242	226,718	36,391
Income tax expenses	(2,507)	(25,011)	(13,844)	(2,222)	(36,259)	(67,540)	(10,841)
Net income	30,089	61,098	35,217	5,653	113,983	159,178	25,550
Net income attributable to non-controlling interest	5,131	2,511	2,683	431	14,903	16,867	2,707
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	35,220	63,609	37,900	6,084	128,886	176,045	28,257

Basic earnings per ordinary share	0.23	0.43	0.26	0.04	0. 86	1.18	0.19
Diluted earnings per ordinary share	0.23	0.43	0.26	0.04	0.85	1.18	0.19

Other Comprehensive income (loss)
Foreign currency transaction adjustment, net of nil income tax	(2,861)	480	(1,857)	(298)	(15,319)	(1,051)	(169)

Comprehensive income	27,228	61,578	33,360	5,355	98,664	158,127	25,381
Less: Comprehensive income attributable to noncontrolling interest	(5,131)	(2,511)	(2,683)	(431)	(14,903)	(16,867)	(2,707)
Comprehensive income attributable to 7 Days Group Holdings Limited ordinary shareholders	32,359	64,089	36,043	5,786	113,567	174,994	28,088

14

7 Days Group Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

EBITDA(non-GAAP)
	Quarter Ended				Year Ended
	Dec 31	Sep 30	Dec 31		Dec 31	Dec 31
	2011	2012	2012		2011	2012
	RMB'000	RMB'000	RMB'000	US$'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	35,220	63,609	37,900	6,084	128,886	176,045	28,257
Interest income	(2,350)	(1,716)	(800)	(128)	(6,224)	(7,887)	(1,266)
Interest expense	4,627	5,221	2,875	461	7,212	21,459	3,444
Income tax expenses	2,507	25,011	13,844	2,222	36,259	67,540	10,841
Depreciation and amortization	68,382	83,237	87,429	14,033	246,007	324,126	52,026
EBITDA (non-GAAP)	108,386	175,362	141,248	22,672	412,140	581,283	93,302
EBITDA%	19.9%	25.7%	20.3%	20.3%	20.6%	22.7%	22.7%
Share-based compensation expenses	9,585	7,227	5,187	833	43,483	27,127	4,354

Adjusted EBITDA (non- GAAP) excluding share-based compensation expenses	117,971	182,589	146,435	23,505	455,623	608,410	97,656
Adjusted EBITDA%	21.6%	26.7%	21.0%	21.0%	22.7%	23.8%	23.8%

15

Non-GAAP net income attributable to 7 Days Group Holdings Limited ordinary shareholders

	Quarter Ended				Year Ended
	Dec 31	Sep 30	Dec 31		Dec 31	Dec 31
	2011	2012	2012		2011	2012
	RMB'000	RMB'000	RMB'000	US$'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders (GAAP)	35,220	63,609	37,900	6,084	128,886	176,045	28,257

Share-based compensation expenses	9,585	7,227	5,187	833	43,483	27,127	4,354

Net income attributable to ordinary shareholders excluding share-based compensation expenses (Non GAAP net income)	44,805	70,836	43,087	6,917	172,369	203,172	32,611

16

Earnings per share
	Quarter Ended				Year Ended
	Dec 31	Sep 30	Dec 31		Dec 31	Dec 31
	2011	2012	2012		2011	2012
	RMB	RMB	RMB	USD	RMB	RMB	USD
Basic earnings per ordinary share (GAAP)	0.23	0.43	0.26	0.04	0.86	1.18	0.19
Diluted earnings per ordinary share (GAAP)	0.23	0.43	0.26	0.04	0.85	1.18	0.19
Basic earnings per ordinary share(Non-GAAP), excluding share-based compensation expenses	0.30	0.48	0.29	0.05	1.15	1.37	0.22
Diluted earnings per ordinary share(Non-GAAP), excluding share-based compensation expenses	0.30	0.48	0.29	0.05	1.14	1.36	0.22
Denominator:
Basic weighted average number of ordinary shares	149,926,081	147,769,286	146,813,397		149,811,784	148,602,762
Diluted weighted average number of ordinary shares	151,023,253	148,164,932	147,384,945		151,473,066	149,145,386

17

	Quarter Ended				Year Ended
	31-Dec-11	30-Sep-12	31-Dec-12		31-Dec-11	31-Dec-12
	RMB '000	RMB '000	RMB’000	USD’000	RMB '000	RMB’000	USD’000
Hotel operating cost
GAAP Result	(422,878)	(517,129)	(560,637)	(89,988)	(1,593,260)	(2,033,508)	(326,400)
% of Total net revenue	77.50%	75.67%	80.55%	80.55%	79.53%	79.52%	79.52%
Share-based Compensation	384	582	313	50	2,551	1,723	277
% of Total net revenue	0.07%	0.09%	0.04%	0.04%	0.13%	0.07%	0.07%
Non-GAAP Result	(422,494)	(516,547)	(560,324)	(89,938)	(1,590,709)	(2,031,785)	(326,123)
% of Total net revenue	77.43%	75.59%	80.50%	80.50%	79.40%	79.45%	79.45%

Sales and marketing expenses
GAAP Result	(18,336)	(19,059)	(31,702)	(5,089)	(49,222)	(82,116)	(13,181)
% of Total net revenue	3.36%	2.79%	4.55%	4.55%	2.46%	3.21%	3.21%
Share-based Compensation	627	703	578	93	1,094	2,481	398
% of Total net revenue	0.11%	0.10%	0.08%	0.08%	0.05%	0.10%	0.10%
Non-GAAP Result	(17,709)	(18,356)	(31,124)	(4,996)	(48,128)	(79,635)	(12,783)
% of Total net revenue	3.25%	2.69%	4.47%	4.47%	2.40%	3.11%	3.11%

General and administrative expenses
GAAP Result	(69,542)	(57,596)	(52,555)	(8,436)	(209,786)	(201,271)	(32,306)
% of Total net revenue	12.75%	8.43%	7.55%	7.55%	10.47%	7.87%	7.87%
Share-based Compensation	8,574	5,942	4,296	690	39,838	22,923	3,679
% of Total net revenue	1.57%	0.87%	0.62%	0.62%	1.99%	0.90%	0.90%
Non-GAAP Result	(60,968)	(51,654)	(48,259)	(7,746)	(169,948)	(178,348)	(28,627)
% of Total net revenue	11.17%	7.56%	6.93%	6.93%	8.48%	6.97%	6.97%

Total operating cost and expenses
GAAP Result	(510,756)	(593,784)	(644,894)	(103,513)	(1,852,268)	(2,316,895)	(371,887)
% of Total net revenue	93.61%	86.89%	92.65%	92.65%	92.46%	90.60%	90.60%
Share-based Compensation	9,585	7,227	5,187	833	43,483	27,127	4,354
% of Total net revenue	1.76%	1.06%	0.75%	0.75%	2.17%	1.06%	1.06%
Non-GAAP Result	(501,171)	(586,557)	(639,707)	(102,680)	(1,808,785)	(2,289,768)	(367,533)
% of Total net revenue	91.85%	85.83%	91.91%	91.91%	90.29%	89.54%	89.54%

Income from operations
GAAP Result	34,873	89,614	51,136	8,208	151,110	240,290	38,569
% of Total net revenue	6.39%	13.11%	7.35%	7.35%	7.54%	9.40%	9.40%
Share-based Compensation	9,585	7,227	5,187	833	43,483	27,127	4,354
% of Total net revenue	1.76%	1.06%	0.75%	0.75%	2.17%	1.06%	1.06%
Non-GAAP Result	44,458	96,841	56,323	9,041	194,593	267,417	42,923
% of Total net revenue	8.15%	14.17%	8.09%	8.09%	9.71%	10.46%	10.46%

18

7 Days Group Holdings Limited

Operating Data

	As of and for the Quarter Ended			As of and for the Year Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
	2011	2012	2012	2011	2012

Hotels in operation	944	1,236	1,345	944	1,345
Leased-and-operated hotels	411	460	492	411	492
Managed hotels	533	776	853	533	853

Hotels under conversion	234	228	223	234	223
Leased-and-operated hotels	32	43	21	32	21
Managed hotels	202	185	202	202	202

Total hotel rooms for hotels in operation	94,684	123,080	133,497	94,684	133,497
Leased-and-operated hotels	43,021	48,380	51,725	43,021	51,725
Managed hotels	51,663	74,700	81,772	51,663	81,772

Total hotel rooms for hotels under conversion	22,485	21,674	20,368	22,485	20,368

Number of cities covered for hotels in operation	141	191	208	141	208

Average occupancy rate	82.8%	85.0%	78.1%	84.6%	81.3%
Leased-and-operated hotels	86.4%	86.1%	79.2%	87.9%	82.9%
Managed hotels	80.0%	84.3%	77.4%	81.5%	80.3%

Average daily rate (in RMB)	159.6	165.6	161.8	161.0	161.7
Leased-and-operated hotels	165.8	169.5	168.5	166.2	167.0
Managed hotels	154.3	163.0	157.4	155.8	158.0

RevPAR (in RMB)	132.2	140.9	126.4	136.2	131.5
Leased-and-operated hotels	143.3	145.9	133.4	146.0	138.3
Managed hotels	123.5	137.5	121.9	127.0	126.9

19